November 13th, 2025

Dear Erez,

I am writing to formally notify you of my decision to resign from my position on the Board of Directors of Telomir effective 13th November 2025. After careful consideration, I have come to the conclusion it is increasingly difficult for me to effectively serve the organization and its mission. Serving on the board has been an honor and a privilege, and I am grateful for the trust and confidence you have placed in me.

Please accept this letter as my formal notice of resignation. I am committed to ensuring a smooth transition and will do everything in my power to assist with the process. If there is anything I can do to help during this time, please do not hesitate to ask.

Sincerely,

Craig Eagle